EXHIBIT 99.1

Bellatrix Announces 2017 Year End Reserves Highlighted by Low Cost Reserve Additions

CALGARY, Alberta, March 01, 2018 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX:BXE) (NYSE:BXE) is pleased to announce its 2017 year end reserves, and an update of commodity price risk management and sales market diversification contracts.  Reserves at December 31, 2017 were independently evaluated by InSite Petroleum Consultants Ltd. (“InSite”).  The evaluation encompasses 100% of Bellatrix's oil and gas properties and was prepared in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”). Financial information presented herein is based on management prepared financial statements for the year ended December 31, 2017, which are in the process of being audited by Bellatrix’s independent auditors and, accordingly, such financial information is subject to change based on the results of the audit. See "Reader Advisory - Unaudited Financial Information" below.

2017 YEAR END RESERVE HIGHLIGHTS

Bellatrix delivered low cost reserve additions in 2017 with growth in both Proved (“1P”), and Proved plus Probable (“2P”) reserve categories notwithstanding the sale of non-core assets during the year.  The Company achieved a 100% success rate through the drill bit, focused on the low cost Spirit River liquids rich natural gas play.  Average Spirit River well performance exceeded management type curve expectations by approximately 38% over an IP180 day basis, underpinning the high quality nature of Bellatrix’s core area play.

Bellatrix established a December 31, 2017 2P net asset value (2P NPV10 before tax) of $1.16 billion ($23.52/share) which incorporates future net revenue adjusted for year end total net debt, seismic, and land value. This represents a reduction of only 6% compared with the 2P net asset value calculated at year end December 31, 2016 of $25.10/share.

Bellatrix demonstrated strong results within its core area in 2017 highlighted by the following achievements:

  Total 1P and 2P reserves at year end 2017 increased by 8% and 3% respectively despite the impact from the Strachan and West Pembina non-core asset divestitures completed during the year.  Strong positive technical reserve revisions and infill drilling additions achieved in 2017 more than offset the impact of net dispositions and reserves produced during the year.

  The 2017 year end Proved Developed Producing (“PDP”) NPV10 before tax value of $475.3 million remained relatively unchanged from the 2016 year end PDP NPV10 value of $498.9 million despite the impact of lower forecast natural gas prices and the non-core asset divestitures completed in 2017.

  Bellatrix maintained a focused capital program in 2017 adding PDP reserves at an FD&A cost of $4.81/boe excluding capital invested in the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”), and $5.27/boe including the Alder Flats Plant.  The PDP recycle ratio excluding Alder Flats Plant capital was 1.9 times.

  Bellatrix’s 2P and 1P FD&A costs including changes in future development capital (“FDC”) in 2017 averaged $3.36/boe and $4.34/boe respectively.  On a three year average basis (2015 to 2017), Bellatrix delivered strong 2P and 1P FD&A costs of $2.39/boe and $4.05/boe respectively.

  The Company’s calculated 1P and 2P reserve life indices remained relatively unchanged year over year at 13.5 years and 17.4 years, respectively.

CONFERENCE CALL DETAILS

Bellatrix plans to release its fourth quarter and year end 2017 financial and operational results on March 13, 2018 after market close.  The Company plans to host a conference call to discuss both year end reserves and financial results on March 14, 2018 at 9:00 am MT / 11:00 am ET.  To participate, call toll-free 1-800-319-4610 or 403-351-0324 or 416-915-3239.  The call can also be heard live through an internet webcast accessible via the investors section of Bellatrix’s website at http://www.bxe.com/investors/presentations-events.cfm and will be archived on the website for approximately 30 days following the call. Additional reserve information as required under NI 51-101 will be included in the Company's Annual Information Form which management anticipates will be filed on SEDAR on March 15, 2018.

STRONG RISK MANAGEMENT PROTECTION IN 2018 & SALES MARKET DIVERSIFICATION IN PLACE THROUGH 2020

During the fourth quarter of 2017, Bellatrix added to its commodity price risk management protection for calendar 2018 to further reduce the impacts of price volatility on our business. Bellatrix has 66.1 MMcf/d of 2018 natural gas volumes hedged at an average fixed price of approximately $3.06/mcf, representing approximately 40% of forecast 2018 natural gas volumes.

Bellatrix has also diversified its natural gas price exposure through physical sales contracts that give the Company access to the Dawn, Chicago, and Malin natural gas pricing hubs. This long-term diversification strategy reduces Bellatrix’s exposure to AECO pricing on approximately 26% of the Company’s forecast 2018 natural gas volumes.

In combination, the market diversification sales and fixed price hedges cover approximately 2/3 of natural gas volumes in 2018 and just under 50% in 2019 (based on the mid-point of 2018 average production guidance).  Bellatrix’s 2018 through 2020 commodity price risk management contracts as at February 28, 2018 include:

Product	Financial Contract	Period	Volume	Average Price (1)
Natural gas	Fixed price swap	January 1, 2018 to December 31, 2018	66.1 MMcf/d	$3.06/mcf
Natural gas	AECO/NYMEX basis swap	April 1, 2018 to October 31, 2018	10,000 MMBtu/d	-US$1.24/MMBtu
Natural gas	AECO/NYMEX basis swap	April 1, 2019 to October 31, 2020	10,000 MMBtu/d	-US$1.24/MMBtu
Propane	Fixed price differential	January 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI
Crude oil	Fixed price swap	January 1, 2018 to December 31, 2018	1,000 bbl/d	$70.14/bbl

(1) Prices for natural gas fixed price swap contracts assume a conversion of $/GJ to $/mcf based on an average corporate heat content rate of 40.3Mj/m3.

Bellatrix’s market diversification contracts as at February 28, 2018 include:

Product	Market	Start Date	End Date	Volume
Natural gas	Chicago	February 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Chicago	November 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Dawn	February 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Dawn	November 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Malin	February 1, 2018	October 31, 2020	15,000 MMBtu/d

Bellatrix’s hedging program is part of its overall risk management strategy focused on providing reduced commodity price volatility and greater assurance over future revenue and cash flows which help drive the capital and reinvestment decisions within our business.

2017 HIGHLIGHTS

	Twelve months ended December,
	2017	2016
Reserves (Working Interest (1), mboe)
Proved Developed Producing	65,305	60,322
Total Proved	171,198	158,400
Proved Undrilled/Total Proved	61%	62%
Total Proved and Probable	235,330	228,540
Probable/Total Proved and Probable	27%	31%

Net Present Value of Reserves (Before Tax, 10% Discount Rate) (2)
Total Proved ($MM)	$1,016	$1,030
Proved and Probable ($MM)	$1,501	$1,556

Net Asset Value
Proved and Probable ($MM) (3)	$1,161	$1,238
Proved and Probable Net Asset Value, per basic share (4)	$23.52	$25.10

FD&A Costs (Including Changes in FDC)
PDP, excluding Alder Flats Plant capital ($/boe)	$4.81	$5.30
1P, excluding Alder Flats Plant capital ($/boe)	$4.12	$3.98
2P, excluding Alder Flats Plant capital ($/boe)	$3.15	$3.83
3 year average 1P ($/boe)	$4.05	$8.78
3 year average 2P ($/boe)	$2.39	$7.59

Selected Key Operating Statistics
Annual average sales volumes (boe/d)	36,872	35,677
Q4 average sales volumes (boe/d)	37,077	31,888
Annual operating netback ($/boe) (5)	$9.02	$7.91
Total net debt ($MM) (5)	$420.8	$396.2

Reserve Life Index
Proved	13.5 yrs.	14.1 yrs.
Proved and Probable	17.4 yrs.	18.8 yrs.
Recycle Ratio
PDP, excluding change in FDC and Alder Flats Plant capital	1.9 x	1.5 x
1P, excluding change in FDC and Alder Flats Plant capital	3.8 x	4.0 x
2P, excluding change in FDC and Alder Flats Plant capital	4.1 x	4.3 x

Evaluated Future Horizontal Drilling Locations (6)
Gross Spirit River	177	187
Net Spirit River	129	116
Gross Cardium	147	182
Net Cardium	117	144

(1) “Working Interest” means Bellatrix’s working interest (operated or non-operated) share excluding any royalty interest and before deduction of royalties and is also referred to as “Gross” reserves under NI 51-101. May not add due to rounding.
(2) It should not be assumed that the present worth of estimated future net revenue presented in the tables above or elsewhere in this press release represents the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserves estimates of Bellatrix's crude oil and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquids reserves may be greater than or less than the estimates provided herein.
(3) Proved plus Probable net asset value incorporates 2P NPV10 (before tax) value and adjusts for year end total net debt, seismic, and land value.
(4) Based on 49.38 million common shares outstanding as at December 31, 2017 (excluding common shares issuable pursuant to securities that are convertible, exercisable or exchangeable into common shares).
(5) The terms “operating netback” and “total net debt” do not have standard meanings under Canadian generally accepted accounting principles (“GAAP”).   Operating netback is calculated by deducting transportation, royalties and operating costs from revenue. Operating netback includes the impact of commodity price risk management contracts.  The Company's calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, Senior Notes, Convertible Debentures (liability component), current Credit Facilities and long term Credit Facilities. The adjusted working capital deficiency is calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current Credit Facilities. See “Non-GAAP measures” in the Reader Advisories at the end of this Press Release.
(6) Represents proved plus probable undeveloped locations included in the InSite Report.

2017 RESERVES

Bellatrix engaged InSite to complete a reserve report in accordance with NI 51-101, on 100% of Bellatrix’s oil and gas properties effective December 31, 2017 (the “InSite Report”).  Highlights include:

  235 million boe total working interest 2P reserves and 171 million boe 1P reserves.

  $1.5 billion net present value of future net revenue of 2P reserves before tax at a 10% discount rate.

  A net asset value of $23.52 per basic share outstanding based on the InSite evaluation of 2P reserves at a 10% discount rate.

  Bellatrix’s corporate decline rate forecast by InSite for PDP reserves in 2018 is 25% (relatively unchanged compared with an estimated first year PDP decline rate at December 31, 2016 of 24%).
Working interest	2017 Reserves			2016 Reserves
	Oil & Liquids	Natural Gas	Total	Total	Variance
	(mbbl)	(mmcf)	(mboe)	(mboe)%
Proved	48,445	736,519	171,198	158,400	8%
Probable	18,411	274,326	64,132	70,139	-9%
Proved Plus Probable (1)	66,856	1,010,845	235,330	228,540	3%

(1) Totals may not add due to rounding.

NET ASSET VALUE – PROVED PLUS PROBABLE

The following table of net asset value, as at December 31, 2017, is based on the InSite evaluation of future net revenue of the Company’s 2P reserves before tax, which does not represent fair market value.

($000s except acre, unit and per unit amounts)
	PV 0%	PV 5%	PV 8%	PV 10%	PV 15%
Proved plus Probable Reserves (1)	3,539,707	2,181,248	1,724,725	1,500,620	1,110,514
Undeveloped Lands (2)	55,635	55,635	55,635	55,635	55,635
Value of Seismic (3)	26,048	26,048	26,048	26,048	26,048
Total Net Debt (4)	(420,827)	(420,827)	(420,827)	(420,827)	(420,827)
Net Asset Value	3,200,563	1,842,104	1,385,581	1,161,476	771,370

Per Basic Common Share (5)	$64.82	$37.31	$28.06	$23.52	$15.62
(1) As evaluated by InSite as at December 31, 2017 based on forecast prices and costs before income tax.
(2) As estimated by Bellatrix as at December 31, 2017 based on 148,804 net acres of undeveloped land at an average price of $373.88 per acre.
(3)Based on 28% of $101.9 million replacement value based on seismic costs to buy data at an average of approximately $1,600/km for 2D and $14,500/km2 for 3D.
(4) The Company's calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, Senior Notes, Convertible Debentures (liability component), current Credit Facilities and long term Credit Facilities. The adjusted working capital deficiency is calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current Credit Facilities..
(5) Based on 49.38 million common shares outstanding as at December 31, 2017 (excluding common shares issuable pursuant to securities that are convertible, exercisable or exchangeable into common shares).

NET PRESENT VALUE (“NPV”) OF FUTURE NET REVENUE

The forecast prices used in the InSite Report incorporate InSite’s commodity price forecasts as at December 31, 2017 (“InSite Forecast Prices”) which are noted below under the heading “Reserve Report Commodity Pricing”.  It should not be assumed that the NPV estimated by InSite represents the fair market value of Bellatrix’s reserves.  Estimated future net revenues are reduced for estimated future abandonment and reclamation costs, estimated royalties payable, estimated operating costs, and estimated capital for future development associated with the reserves.

In the InSite Report, the net total future capital over the life of the reserves associated with 1P reserves is $663 million ($510 million discounted at 10%) and $832 million ($632 million discounted at 10%) for 2P reserves. The change in 2017 net total FDC over the life of the reserves associated with 1P reserves is negative $22 million (negative $12 million discounted at 10%) and negative $113 million (negative $81 million discounted at 10%) for 2P reserves.  Calculated changes in net FDC exclude future capital from acquired properties.  Negative changes to FDC incorporate the impact from non-core dispositions completed in 2017 and cost containment measures achieved during the year.

SUMMARY OF NPV BEFORE INCOME TAXES (1), (2)

As at December 31, 2017	0%	5%	8%	10%	15%
Proved
Developed producing	823,017	602,740	518,943	475,315	394,372
Developed non-producing	9,506	6,850	5,823	5,283	4,268
Undeveloped	1,388,278	826,962	631,793	535,043	366,035
Total proved	2,220,802	1,436,551	1,156,559	1,015,642	764,675
Probable	1,318,905	744,697	568,166	484,979	345,840
Total proved plus probable	3,539,707	2,181,248	1,724,725	1,500,620	1,110,514

(1)Forecast Prices and Costs ($000s). Discounted at (%/year).
(2) May not add due to rounding.

SUMMARY OF NPV AFTER INCOME TAXES (1), (2), (3)

As at December 31, 2017	0%	5%	8%	10%	15%
Proved
Developed producing	823,018	602,740	518,943	475,315	394,372
Developed non-producing	9,506	6,850	5,823	5,283	4,268
Undeveloped	1,161,671	719,209	559,882	479,328	335,311
Total proved	1,994,195	1,328,798	1,084,648	959,926	733,950
Probable	976,641	558,972	431,142	370,988	270,322
Total proved plus probable	2,970,835	1,887,770	1,515,790	1,330,914	1,004,272

(1) Forecast Prices and Costs ($000s), Discounted at (%/year).
(2) May not add due to rounding.
(3) The after-tax NPV of Bellatrix's oil and gas properties reflects the tax burden on the properties on a stand-alone basis and utilizes corporate tax pools. It does not consider the business-entity–level tax situation, or tax planning. It does not provide an estimate of the value at the level of the business entity, which may be significantly different. Bellatrix's consolidated financial statements and management's discussion and analysis should be consulted for information at the business entity level.

FD&A COSTS (1), (2)

The Company achieved another strong year of capital investment in 2017 with average drill, complete, equip and tie-in costs for its Spirit River program in 2017 averaging approximately $3.8 million per well.  Reduced capital activity levels, and lower probable undeveloped reserves have resulted in lower 2P FDC forecast at year end 2017 compared with year end 2016 levels.

Total exploration and development capital expenditures in 2017 (before acquisition and divestiture activities) were $120.7 million.  Total net capital expenditures after acquisition and divestiture activities were $65.1 million in 2017.

	2017	2016	2015(6)	2015 – 2017 Avg.
PROVED PLUS PROBABLE FD&A COSTS
Excluding changes in FDC
FD&A Costs, 2P ($/boe)
Exploration and development (3)	3.39	1.77	n/a	4.56
Acquisitions (excluding dispositions) (4)	0.04	3.26	2.43	1.31
Total (including acquisitions)	2.43	2.02	n/a	3.80
Total excluding Alder Flats Plant capital (5)	2.22	1.82	n/a	3.24
Including changes in FDC (3)
FD&A Costs, 2P ($/boe)
Exploration and development	3.58	3.68	63.71	1.91
Acquisitions (excluding dispositions) (4)	2.83	5.80	2.43	3.95
Total (including acquisitions)	3.36	4.03	78.27	2.39
Total excluding Alder Flats Plant capital (5)	3.15	3.83	98.13	1.82

PROVED FD&A COSTS
Excluding changes in FDC
FD&A Costs, 1P ($/boe)
Exploration and development (3)	3.42	1.88	26.63	4.27
Acquisitions (excluding dispositions) (4)	0.05	4.34	2.87	1.68
Total (including acquisitions)	2.61	2.22	25.24	3.80
Total excluding Alder Flats Plant capital (5)	2.38	1.99	19.48	3.24
Including changes in FDC (3)
FD&A Costs, 1P ($/boe)
Exploration and development	4.67	3.75	0.55	3.92
Acquisitions (excluding dispositions) (4)	3.33	6.99	2.87	4.66
Total (including acquisitions)	4.34	4.20	0.69	4.05
Total excluding Alder Flats Plant capital (5)	4.12	3.98	n/a	3.49

PROVED DEVELOPED PRODUCING FD&A COSTS
FD&A Costs, PDP ($/boe)
Exploration and development (3)	5.56	5.02	12.65	7.14
Acquisitions (excluding dispositions) (4)	0.47	11.14	2.87	7.19
Total (including acquisitions)	5.27	5.90	12.37	7.14
Total excluding Alder Flats Plant capital (5)	4.81	5.30	9.54	6.08

(1) FD&A costs are used as a measure of capital efficiency. FD&A presented above has been calculated based on exploration and development capital and/or acquisition capital spent in the applicable period (both including and excluding changes in future development capital for that period) divided by the change in reserves for that period including revisions for that same period. Bellatrix provides FD&A costs that incorporate all acquisitions and exclude the reserve, capital, and FDC impact of dispositions during the year. The foregoing calculation is based on working interest reserves.
(2) Certain of the information used in the foregoing calculation, including exploration and development expenditures and acquisition expenditures is based on unaudited financial information and is subject to audit and may be subject to change as a result.
(3) The aggregate of exploration and development costs incurred in the most recent year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.
(4) FD&A is calculated using the announced purchase price for corporate acquisitions rather than the actual amount allocated to property, plant and equipment for accounting purposes.
(5) In 2017, the Company completed facilities and equipment investments totalling $13.9 million including approximately $12.0 million directly on the Alder Flats Plant. For this reason, total FD&A costs are shown excluding capital spent directly on the Alder Flats Plant.
(6) Reserves for all years prior to 2016 disclosed in this press release were independently evaluated by Sproule Associates Limited (“Sproule”). See “Information Regarding Oil and Gas Reserves” in the Reader Advisories at the end of this Press Release for additional information.

RESERVE LIFE INDEX

Bellatrix’s reserve life index has been determined for 1P and 2P working interest reserves using forecast prices and costs.  The reserve life index for 2017 is calculated by dividing reserves as at December 31, 2017 by 2018 forecasted average production of 37,066 boe/d for 2P reserves and 34,665 boe/d for 1P reserves, as set forth in the InSite Report, representing a measure of the amount of time production could be sustained at the production rates based on the reserves at the applicable point in time.

	2017	2016	2015	2014	2013
Proved	13.5	14.1	10.1	10.6	9.1
Proved and Probable	17.4	18.8	14.3	13.3	13.7

RECYCLE RATIO (OPERATING NETBACK (1)/FD&A COST)

Recycle ratio is a measure for evaluating the effectiveness of a company’s reinvestment program and the efficiency of capital investment. It accomplishes this by comparing the operating netback per boe to that year’s reserve FD&A cost per boe. In 2017, the Company completed facilities and equipment investments totalling $13.9 million including approximately $12.0 million directly on the Alder Flats Plant.  For this reason, recycle ratio information is included for the exploration and development program excluding capital spent directly on the Alder Flats Plant.

As at December 31, 2017	Proved Developed Producing	Proved	Proved and Probable
Operating netback after commodity price risk management contracts ($/boe) (1) (unaudited)	$9.02	$9.02	$9.02
Recycle ratio (excluding change in FDC)	1.71	3.46	3.71
Recycle ratio (excluding change in FDC and Alder Flats Plant capital)	1.88	3.79	4.06

(1) Operating netback is calculated by deducting transportation, royalties and operating costs from revenue and includes the impact of commodity price risk management contracts. (See Non-GAAP Measures)

FUTURE DEVELOPMENT COSTS USING FORECAST PRICES AND COSTS

At year end, 2017, InSite had evaluated certain future development opportunities on Company lands including 177 gross (129 net) evaluated future Spirit River horizontal locations and 147 gross (117 net) future undrilled Cardium horizontal locations representing proved plus probable undeveloped locations.

For purposes of assigning net present value of future revenue, future development locations were committed as detailed in the following table.

($000s)	Proved Future Development Costs	Proved plus Probable Future Development Costs
2018	67,378	69,431
2019	141,800	155,956
2020	137,882	178,843
2021 and subsequent	315,776	427,795
Undiscounted total	662,836	832,025
Discounted @ 10%/yr.	510,174	632,192

RESERVES SUMMARY

The InSite Report is based on forecast prices and costs, and applies InSite’s forecast escalated commodity price deck, foreign exchange rate, and inflation rate assumptions as at December 31, 2017 as outlined in the table below entitled "Reserve Report Commodity Pricing". At December 31, 2017 the Company’s 2P gross reserves as evaluated by InSite, using forecast prices and costs, were 235,330 mboe, an increase of 3% compared to 228,540 mboe at December 31, 2016; total 1P gross reserves were 171,198 mboe, an increase of 8% compared to 158,400 mboe at December 31, 2016.  By commodity type, natural gas made up 72% and crude oil and natural gas liquids 28% of total 2P reserves.  In addition to the information disclosed herein, more detailed information on the Company's reserves will be included in the Company's Annual Information Form which management anticipates will be filed on March 15, 2018.

Reserves, at December 31, 2017, as evaluated by InSite, are summarized below and in the following tables.

Summary of Oil and Gas Working Interest Reserves (1) (Gross)
Forecast Prices and Costs
	As at Dec. 31, 2017					As at Dec. 31, 2016
	Natural Gas (2)	Heavy Oil	Light and	Natural Gas	Total	Total
			Medium Oil	Liquids
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	283,869	8	1,056	16,929	65,305	60,322
Developed non-producing	4,156	0	0.8	144	837	1,015
Undeveloped	448,494	113	1,857	28,339	105,057	97,064
Total proved	736,519	121	2,913	45,412	171,198	158,400
Probable	274,326	200	1,373	16,837	64,132	70,139
Total proved plus probable	1,010,845	321	4,286	62,248	235,330	228,540

(1) “Working Interest" means Bellatrix's working interest (operated or non-operated) share excluding any royalty interest and before deduction of royalties.  Also referred to as “Gross” reserves under NI 51-101.  May not add due to rounding.
(2) Includes natural gas from coal bed methane and shale gas reserves. Coal bed methane and shale gas reserves represent an immaterial portion of the Company’s natural gas reserves.

Summary of Oil and Gas Net Reserves (1) (Net)
Forecast Prices and Costs
	As at Dec. 31, 2017					As at Dec. 31, 2016
	Natural Gas (2)	Heavy Oil	Light and	Natural Gas	Total	Total
			Medium Oil	Liquids
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	254,174	8	958	13,312	56,640	51,343
Developed non-producing	3,515	0	0.7	101	688	846
Undeveloped	399,209	95	1,544	24,102	92,277	82,826
Total proved	656,897	104	2,503	37,515	149,604	135,015
Probable	241,408	164	1,106	13,585	55,090	58,326
Total proved plus probable	898,306	268	3,609	51,099	204,694	193,340

 (1) "Net" means Bellatrix's working interest (operated or non-operated) share after deduction of royalty obligations, plus Bellatrix's royalty interests in reserves.  May not add due to rounding.
(2) Includes natural gas from coal bed methane and shale gas reserves. Coal bed methane and shale gas reserves represent an immaterial portion of the Company’s natural gas reserves.

RESERVE REPORT COMMODITY PRICING

The following is a summary of InSite’s forecast commodity prices as at December 31, 2017:

Year Forecast	WTI Oil Cushing Oklahoma ($US/bbl)	Edmonton Crude Oil Ref Price ($/bbl)	AECO Natural Gas ($/MMBtu)	Butane ($/bbl)	Propane ($/bbl)	Condensate ($/bbl)	Exchange Rate (1) ($US/$Cdn)

2018	60.00	71.36	2.52	51.38	35.68	74.93	0.79
2019	62.50	73.44	2.93	52.88	36.72	77.12	0.80
2020	65.00	75.47	3.22	54.34	35.85	79.25	0.81
2021	70.00	80.49	3.51	57.96	36.22	84.52	0.82
2022	72.50	82.38	3.75	59.31	37.07	86.50	0.83
2023	75.00	84.22	3.85	60.64	37.90	88.43	0.84
2024	77.50	86.01	3.95	61.93	38.70	90.31	0.85
2025	80.00	88.85	4.11	63.97	39.98	93.29	0.85
2026	81.60	90.62	4.27	65.25	40.78	95.15	0.85
2027	83.23	92.43	4.35	66.55	41.60	97.06	0.85
Thereafter	+2.0%/yr.	+2.0%/yr.	+2.0%/yr.	+2.0%/yr.	+2.0%/yr.	+2.0%/yr.

(1) Exchange rates used to generate the benchmark reference prices in this table

Weighted average historical prices realized by Bellatrix (before commodity price risk management contracts) for the year ended December 31, 2017, were $2.27/mcf for natural gas, $62.93/bbl for crude oil and condensate, and $21.52/bbl for natural gas liquids (excluding condensate).

LAND

As at December 31, 2017, Bellatrix had approximately 148,804 net undeveloped acres in Alberta, British Columbia, and Saskatchewan.

Land Holdings (1)
	2017		2016
	Gross	Net	Gross	Net
Developed
British Columbia	8,132	2,108	8,132	2,108
Alberta	371,715	227,180	402,145	244,828
Saskatchewan	13,327	12,720	13,327	12,719
Total	393,174	242,008	423,604	259,656
Undeveloped
British Columbia	79,987	28,859	85,992	33,863
Alberta	153,035	112,213	189,004	138,608
Saskatchewan	8,005	7,732	8,005	7,732
Total	241,028	148,804	283,001	180,203
Developed and Undeveloped
British Columbia	88,120	30,967	94,124	35,971
Alberta	524,751	339,393	591,149	383,436
Saskatchewan	21,332	20,452	21,332	20,452
Total	634,202	390,812	706,605	439,859
(1) May not add due to rounding

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com

READER ADVISORIES:

Forward-Looking Statements. Certain statements contained in this news release may constitute forward-looking statements or forward-looking information. These statements relate to future events or the Bellatrix's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements or information are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Bellatrix believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon by investors. These statements speak only as of the date of this news release and are expressly qualified, in their entirety, by this cautionary statement.

In particular, this news release contains forward-looking statements, pertaining to the following: projections of market prices and costs, supply and demand for oil and natural gas, the quantity of reserves, oil and natural gas production levels, the percentage of forecast production hedged and/or subject to market diversification strategies, estimated future drilling locations, future development costs and timing of filing of Bellatrix's annual information form an annual financial results for the year ended December 31, 2017.

With respect to forward-looking statements contained in this news release, Bellatrix has made assumptions regarding, among other things: prevailing commodity prices, exchange rates, interest rates, applicable royalty rates and tax laws; the legislative and regulatory environments of the jurisdictions where Bellatrix carries on business or has operations; future production rates and estimates of operating costs; performance of existing and future wells; reserve and resource volumes; anticipated timing and results of capital expenditures; the success obtained in drilling new wells; the sufficiency of budgeted capital expenditures in carrying out planned activities; the timing, location and extent of future drilling operations; the state of the economy and the exploration and production business; results of operations; performance; business prospects and opportunities; the availability and cost of financing, labour and services; the impact of increasing competition; ability to market oil and natural gas successfully and Bellatrix's ability to obtain additional financing on satisfactory terms.

Although Bellatrix believes that the assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because no assurance can be given that they will prove to be correct. Bellatrix's actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors that may include, but are not limited to: volatility in the market prices for oil and natural gas; uncertainties associated with estimating reserves; uncertainties associated with Bellatrix's ability to obtain additional financing on satisfactory terms; geological, technical, drilling and processing problems; liabilities and risks, including environmental liabilities and risks, inherent in oil and natural gas operations; incorrect assessments of the value of acquisitions; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel. Readers are cautioned that the foregoing list of factors is not exhaustive. Management has included the above summary of assumptions and risks related to forward-looking information provided in this news release in order to provide security holders with a more complete perspective on Bellatrix's future operations and such information may not be appropriate for other purposes. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com).

This forward-looking information represents Bellatrix's views as of the date of this document and such information should not be relied upon as representing its views as of any date subsequent to the date of this document. Bellatrix has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

Unaudited Financial Information: Certain financial and operating information included in this news release are based on estimated unaudited financial results for the year ended December 31, 2017 and are subject to the same limitations as discussed under "Forward- Looking Statements" set out above. These estimated amounts are subject to change upon the completion of the audited financial statements for the year ended December 31, 2017 and changes could be material. Bellatrix anticipates filing its audited financial statements and related management's discussion and analysis for the year ended December 31, 2017 on SEDAR on or about March 15, 2018.

Information Regarding Disclosure on Oil and Gas Reserves: The reserves data set forth above is based upon the InSite Report which is an independent reserves assessment and evaluation prepared by InSite with an effective date of December 31, 2017. The presentation summarizes the Company's crude oil, natural gas liquids and natural gas reserves and the net present values before income tax of future net revenue for the Company's reserves using forecast prices and costs based on the InSite Report. All reserve references in this news release are "Working interest reserves" unless otherwise indicated. Working interest reserves are Bellatrix’s working interest (operated and non-operated) share before deduction of royalties, and is also referred to as “Gross” reserves under NI 51-101.  The InSite Report has been prepared in accordance with the standards contained in the COGE handbook and the reserve definitions contained in NI 51-101. All evaluations and reviews of future net cash flows are stated prior to any provisions for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimates of future net revenues presented in the tables above represent the fair market value of the reserves. There is no assurance that the forecast prices and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of the Company's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquids reserves may be greater than or less than the estimates provided herein. All future net revenues are estimated using forecast prices, arising from the anticipated development and production of the Company's reserves, net of the associated royalties, operating costs, development costs, and abandonment and reclamation costs and are stated prior to provision for interest and general and administrative expenses. Future net revenues have been presented on a before tax basis. Estimated values of future net revenue disclosed herein do not represent fair market value. The reserve data provided in this news release only represents a summary of the disclosure required under NI 51-101. Additional disclosure will be provided in the Company's Annual Information Form which management anticipates will be filed on www.sedar.com on or about March 15, 2018. Reserves at December 31, 2016, 2014, 2013 and 2012 were independently evaluated by Sproule Associates Limited (“Sproule”).  Bellatrix changed independent reserves evaluators from Sproule to InSite for the 2017 evaluation. The change was not the result of any disputes between Sproule and management of Bellatrix.

Non-GAAP Measures: The terms “operating netback” and “total net debt” do not have standard meanings under Canadian general accepted accounting principles (“GAAP”). Therefore reference to the non-GAAP measures of net debt may not be comparable with the calculation of similar measures for other entities. Operating netback is calculated by deducting transportation, royalties and operating costs from revenue. Operating netback includes the impact of commodity price risk management contracts.  The Company's calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, Senior Notes, Convertible Debentures (liability component), current Credit Facilities and long term Credit Facilities. The adjusted working capital deficiency is calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current Credit Facilities. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company will be available in the Company’s Management Discussion and Analysis for the year ended December 31, 2017 and 2016, to be filed on SEDAR on or about March 15, 2018.

Oil and Gas Metrics: This news release contains metrics commonly used in the oil and natural gas industry, such as "recycle ratio", "operating netback", "finding, development and acquisition ("FD&A") costs", and "reserve life index ("RLI")". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies, and therefore should not be used to make such comparisons. Details of how these measures have been calculated are included in the body of this press release.

BOE Presentation: References herein to "boe" mean barrels of oil equivalent derived by converting gas to oil in the ratio of six thousand cubic feet (Mcf) of gas to one barrel (bbl) of oil. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6: 1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Drilling Locations: This press release discloses future drilling locations, which can be categorized as follows: (i) proved locations; and (ii) probable locations. Proved locations and probable locations are sometimes collectively referred to as "booked locations", are derived from Bellatrix's most recent independent reserves evaluation and account for drilling locations that have associated proved plus probable reserves or probable-only reserves, as applicable.

Initial Production Rates: Initial production rates disclosed herein may not be indicative of long-term performance or ultimate recovery. Such rates are not determinative of the future production rates of such wells and do not reflect how the production from such wells will decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Bellatrix. A pressure transient analysis or well test interpretation has not been carried out in respect of all wells. Accordingly, Bellatrix cautions that the test results should be considered to be preliminary.